Exhibit 99.1

Concord Medical Schedules 2020 Annual Meeting of Shareholders

BEIJING, November 29, 2021/PRNewswire/ -- Concord Medical Services Holdings Limited ("Concord Medical" or the "Company") (NYSE: CCM), a healthcare provider specializing in cancer care, research and prevention by operating a network of medically advanced comprehensive cancer hospitals and standalone radiotherapy and diagnostic imaging centers in China, today announced that it will hold its 2021 annual general meeting of shareholders (the “Meeting”) on December 29, 2021, at 10:00 a.m. (Beijing Time). The meeting will be held at 27/F, Tower A, Global Trade Center, 36 North 3rd Ring Road East, Dongcheng District, Beijing, China. The shareholder record date is November 29, 2021. A copy of the notice of Meeting is available on the Company’s investor relations website at https://ir.ccm.cn.

No proposal will be submitted for shareholder approval at the Meeting. Instead, the Meeting will be convened for shareholders who are entitled to vote to discuss Company affairs with management. Concord Medical’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, containing the Company’s audited financial statements for the financial year ended December 31, 2020, is available in the Investor Relations section of the Company’s website at http://ir.ccm.cn. The Form 20-F is also available on the SEC’s website at http://www.sec.gov.

About Concord Medical

Concord Medical Services Holdings Limited is a healthcare provider specialized in cancer treatment, research, education and prevention. The Company operates a network of medically advanced comprehensive cancer hospitals and standalone radiotherapy and diagnostic imaging centres in China. The Company focuses on providing multidisciplinary cancer care approach in all areas of oncology services in its cancer hospitals. The Company also equips its hospitals with technologically advanced equipment such as the state-of-the-art proton therapy system in its premium cancer hospitals in top-tier cities including Beijing, Shanghai, and Guangzhou. In addition, the Company saw the opportunity of the expanding market of medical equipment in China and developed its product life-cycle management services form its existing medical equipment and consumable sales services. As of December 31, 2020, the Company operated a network of 27 radiotherapy centers and diagnostic imaging centers, which are based in 20 hospitals, established under long-term lease and management services arrangements with the Company and spanning over 20 cities across 13 provinces and administrative regions in China. To ensure the commitment to the highest standard of medical services for patients, the Company offers ongoing education and training for doctors and other medical professionals in its network hospitals and centres in both domestic and overseas medical institutions.

For more information, please see http://ir.ccm.cn.

For more information, please contact:

Concord Medical Services Holdings Limited

Mr. Bowen Guan

+86 10 5903 6688 (ext. 608)

bowen.guan@ccm.cn

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions. Forward-looking statements are inherently subject to uncertainties and contingencies beyond the Company's control and based upon premises with respect to future business decisions, which are subject to change. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.